Exhibit 99.1

MOGO FINANCE TECHNOLOGY INC.

(the “Company”)

401 West Georgia Street, Suite 2100

Vancouver, British Columbia

V6B 5A1

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that pursuant to an interim order of the Supreme Court of British Columbia dated May 13, 2019, an annual general and special meeting (the “Meeting”) of shareholders of the Company (“Mogo Shareholders”) will be held at the offices of Mogo at 401 West Georgia Street, Suite 2100, Vancouver British Columbia, V6B 5A1 on Tuesday, June 18, 2019 at 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time) for the following purpose:

1.                                      to receive the audited financial statements of the Company for the financial year ended December 31, 2018, together with the report of the auditor thereon;

2.                                      to elect the directors of the Company, as more fully described in the section of the Company’s management information circular for the Meeting (the “Circular”) entitled “Particulars of Matters to be Acted Upon — Election of Directors”;

3.                                      to re-appoint MNP LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix its remuneration, as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon — Appointment of Auditor”;

4.                                      to consider, and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving the renewal of the Company’s stock option plan and the unallocated options, rights and other entitlements available thereunder;

5.                                      to consider, pursuant to an interim order of the Supreme Court of British Columbia dated May 13, 2019 (the “Interim Order”) and, if thought advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), the full text of which is set forth in Appendix A to the accompanying Circular; and

6.                                      to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice is accompanied by the Circular, a letter of transmittal and either a form of proxy for a registered Mogo Shareholder or a voting instruction form for a beneficial Mogo Shareholder.

The Mogo board of directors has fixed May 13, 2019 as the record date for determining Mogo Shareholders who are entitled to receive notice of and vote at the Meeting.

In order for a registered Mogo Shareholder to be represented by proxy at the Meeting, the registered Mogo Shareholder must complete and submit the enclosed form of proxy or other appropriate form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-863-9524, not later than 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time) on June 14, 2019.

Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend. In all cases, you should ensure that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof, at which the proxy is to be used.  In this case, assuming no adjournment, the proxy cut-off time is on Friday, June 14, 2019 at 1:30 p.m. (Vancouver Time)/4:30 p.m. (Toronto Time).

If you are not a registered Mogo Shareholder, please refer to the section in the Circular entitled “General Proxy Information — Voting by Registered and Non-Registered Holders” for information on how to vote your Mogo Shares.

Registered Mogo Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Mogo Shares, subject to strict compliance with Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order, the final order and the plan of arrangement. The right to dissent is described in the section in the Circular entitled “Dissent Rights” and the text of the Interim Order is set forth in Appendix C to the Circular. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified, may result in the loss of any right of dissent.

DATED at Vancouver, British Columbia this 13th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David Feller”

David Feller

Chief Executive Officer and Board Chair

Mogo Finance Technology Inc.